SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the year ended December 31, 2001

or

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission File No: 1-6926

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  1998 Employee Stock Purchase Plan

  of C. R. Bard, Inc., As Amended and Restated

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

  Report of Independent Public Accountants
  Financial Statements

Statements of Net Assets Applicable to Participants'

Equity As of December 31, 2001 and 2000

Statements of Changes in Net Assets Applicable to

Participants' Equity For the Years Ended December 31, 2001, 2000, and 1999.

Notes to Financial Statements

  Exhibits

Consent of Arthur Andersen LLP

Letter to Commission Pursuant to Temporary Note 3T

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

1998 EMPLOYEE STOCK PURCHASE PLAN

OF C. R. BARD, INC.

(Name of Plan)

By: Charles P. Slacik /s/

Charles P. Slacik

Senior Vice President and

Chief Financial Officer

Dated: March 28, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To C. R. Bard, Inc.:

We have audited the accompanying statements of net assets applicable to participants' equity of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in net assets applicable to participants' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 2001 and 2000 and the changes in net assets applicable to participants' equity for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey

March 28, 2002

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Statements of Net Assets Applicable to Participants' Equity

As of December 31, 2001 and 2000

	2001	2000
ASSETS:
Employee contribution receivable	$ -	$ 1,779,000
Employer contribution receivable	-	313,900
Total assets	$ -	$ 2,092,900
LIABILITIES:
Payable for stock purchases	$ -	$ 2,092,900
Total liabilities	$ -	$ 2,092,900

Net Assets Applicable to Participants' Equity $- $ -

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Statements of Changes in Net Assets

Applicable to Participants' Equity

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Participants' equity, beginning of year	$ -	$ -	$ -
ADDITIONS:
Employee contributions	1,372,300	2,972,300	2,057,900
Employer contributions	242,000	524,500	363,200
Unrealized appreciation in shares held	-	-	148,300
	1,614,300	3,496,800	2,569,400
DEDUCTIONS:
Shares issued to participants	1,614,300	1,403,900	2,503,500
Amount reserved for future stock purchases	-	2,092,900	65,900
	1,614,300	3,496,800	2,569,400
Participants' equity, end of year	$ -	$ -	$ -

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Notes to Financial Statements

  PLAN DESCRIPTION:

The following description of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. (the "Plan"), is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

General -

Under the Plan, which was approved by the stockholders of C. R. Bard, Inc. (the "Company") at their April 15, 1998 meeting and amended on July 1, 2000, the Company is authorized to sell up to 500,000 shares of Bard Common Stock authorized but unissued shares of stock, treasury shares or shares purchased through the open-market to Plan participants in accordance with the Plan. At December 31, 2001, the participants had purchased 182,000 shares of stock since the Plan's inception, leaving 318,000 shares of stock available for future purchases by Plan participants.

The Plan provides eligible employees of the Company and certain of its subsidiaries with an opportunity to purchase shares of the Company's common stock at a 15% discount. Employees are eligible to participate in the Plan if they are employed at a domestic subsidiary or certain foreign subsidiaries of the Company and meet certain other requirements. Plan requirements include that the employee's customary work week must be greater than 20 hours and that the employee's customary employment must be greater than five months in any calendar year.

The Plan is neither qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA")

In 2001, the Plan was suspended in accordance with the proposed merger agreement with Tyco International Ltd. ("Tyco"). On February 6, 2002, the Company and Tyco agreed to terminate the merger agreement. There were no employee or employer contributions for the period July 1, 2001 through December 31, 2001. At December 31, 2001, the Plan did not hold any shares of the Company's common stock. The Company intends to resume Plan activity in 2002.

Contributions -

Participants - Plan participants may elect to make after-tax contributions through payroll deductions equal to whole percentages from 1% to 10% of basic pay, overtime pay and vacation and holiday pay paid to the employee during the applicable payroll period. Payroll deductions are for six-month periods beginning each January 1 and July 1 (the "Grant Date"). All funds of participants received or held by the Company under the Plan before purchase of the shares of the Company's common stock are held without liability for interest or other increment.

During 2000, the Plan was amended to allow participant lump sum contributions to a maximum of $20,000 per year. Each eligible employee is entitled to make one contribution during the period January 1 through March 31 of each year and one contribution during the period July 1 through September 30 of each year.

Employer - The 15% discount from market value granted to Plan participants on the purchase of shares of stock represents the Company's noncash contribution to the Plan. These noncash contributions amounted to $242,000, $524,500, and $363,200 for the years ended December 31, 2001, 2000, and 1999, respectively.

Share Purchases -

Except as provided in the Plan, shares of the Company's common stock are purchased on June 30 or December 31 or the following business day, if such date is not a business day (the "Purchase Date"). The purchase price (the "Purchase Price") is 85% of the lesser of the fair market value of the Company's common stock on either the corresponding Grant Date or the Purchase Date. The number of shares purchased is determined by dividing the Purchase Price into the balance in the participant's plan account on the Purchase Date.

Employees participating in the Plan have the option to have shares registered in their name on the Purchase Date or for tax purposes, to defer purchase and registration for six months. At December 31, 2001, there were no such deferrals.

Vesting -

Participants are always fully vested in their elective payroll contributions and purchased shares of the Company's common stock.

Distributions -

Dividends on shares which have been purchased under the Plan but for which Certificates have not been requested are reinvested in the Plan unless instructed otherwise by the Participant. Participants may request their share certificates six months after the Purchase Date.

Participant Refunds -

At any time an employee may cancel participation in the Plan by notifying the Company. Upon notification, the participant's payroll deductions under the Plan cease as soon as practicable. Ongoing employees payroll deductions, up to the point of cancellation, are used to purchase shares on the next purchase date. Terminated employees will have their payroll deductions reimbursed in cash as soon as practicable following the termination of employment.

Tax Status -

It is intended that the Plan shall, at all times, meet the requirements of Section 423 of the Internal Revenue Code of 1986, and the Plan administrator will, to the extent possible, interpret the provisions of the Plan so as to carry out such intent.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

Purchases of common stock made from payroll deductions were as follows: 2001 - 79,400 (approximately 45,000 shares related to year 2000 contributions); 2000 - 29,100; and 1999 - 49,200 shares. Subsequent to the Purchase Date, shares are distributed to participants' plan accounts and are, therefore, not reflected in these financial statements. There were no dividends receivable as of these dates. The Company pays for all administrative expenses of the Plan.

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year's presentation.

(3) PLAN TERMINATION:

The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the Company or (b) the date all shares have been utilized under the Plan and no additional shares have been authorized.

The Board of Directors of the Company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date or on any other time participants in the aggregate have rights to purchase more shares of common stock than are available for purchase under the Plan, each participant shall be eligible to purchase a reduced number of shares of common stock on a pro rata basis, and any excess payroll deductions shall be returned to participants, all as provided by rules and regulations adopted by the Plan administrator.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To C. R. Bard, Inc.:

As independent public accountants, we hereby consent to the incorporation by reference of our report dated March 28, 2002, included in this Form 11-K, into C. R. Bard, Inc.'s previously filed registration statements (i) on Form S-8 for the Employees' Retirement Savings Plan of C. R. Bard, Inc., Registration No. 333-30217, (ii) on Form S-3 Registration No. 333-05997, (iii) on Form S-8 for the 1990 Employee Stock Option Plan, as amended, Registration No. 333-35544, (iv) on Form S-8 for the C. R. Bard, Inc. 1988 Directors Stock Award Plan, as amended, Registration No.'s 333-64874, 333-51793 and 333-59156, (v) on Form S-8 for the 1993 Long-term Incentive Plan of C. R. Bard, Inc., as amended, Registration No.'s 33-64874, 333-07189, 333-51793, 333-78089 and 333-59156, (vi) on Form S-8 for the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., Registration No. 333-51793, (vii) on Form S-8 for the C. R. Bard, Inc. Management Stock Purchase Plan, Registration No. 333-69857 and 333-55684 and, (viii) on Form S-8 for the Med Chem Products, Inc. 1994 Stock Option Plan, Med Chem Products, Inc. 1993 Stock Option Plan, MedChem Products, Inc., 1993 Spin-off Stock Option Plan, MedChem Products, Inc. 1993 Director Stock Option Plan, MedChem Products, Inc. amended and restated Stock Option Plan, all formerly maintained by MedChem Products, Inc., Registration No. 33-63147.

Arthur Andersen LLP

March 28, 2002

C. R. Bard, Inc Exhibit 99

730 Central Avenue

Murray Hill, New Jersey 07974

LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T

March 28, 2002

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, C. R. Bard, Inc. has obtained a letter of representation from Arthur Andersen LLP ("Andersen") stating that the December 31, 2001 audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Very truly yours,

C. R. Bard, Inc.

/s/ Charles P. Slacik

Charles P. Slacik

Senior Vice President and Chief Financial Officer